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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2003

Commission File Number 333-12908

Gala Group Holdings Limited
(formerly Gala Group Holdings Public Limited Company)

(Translation of registrant’s name into English)

New Castle House, Castle Boulevard, Nottingham NG7 1FT, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F…☒     Form 40-F…☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filling on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐     No    ☐

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS
AND RESULTS OF OPERATIONS

The following is a review of our financial condition and results of operations for the 16 weeks ended January 18, 2003 and the 16 weeks ended January 19, 2002, and of certain factors that are likely to affect our consolidated financial condition and results of operations, and it should be read together with our unaudited interim condensed consolidated financial statements and the notes thereto included with this report.

OVERVIEW

We are the leading high-volume, low-stake gaming group in Great Britain by admissions and by number of sites.  In the 52 weeks ended September 28, 2002 (our 2002 financial year) we had revenues of £432.9 million and income from operations of £73.0 million.

We operate the largest licensed bingo business in Great Britain by number of bingo clubs.  During the year ended January 18, 2003, we had the leading share of National Bingo Game ticket sales, with 39.5% of such sales, and we believe we have a market leadership position in terms of bingo admissions.  Our bingo clubs recorded a total of approximately 32.2 million admissions in the 2002 financial year.  Our bingo division’s principal source of revenues is from bingo games, with a smaller proportion of revenues derived from gaming machines and food and beverage sales.

We also operate the third largest casino business in Great Britain by number of casinos.  We operate 28 casinos, with 26 in Great Britain, a casino (which also offers bingo) in Gibraltar and a casino (which also offers bingo) and hotel complex in the Isle of Man.  We recorded a total of approximately 2.8 million casino admissions during the 2002 financial year.  The casino division’s principal source of revenues is gaming win derived from gaming tables, with a smaller proportion of casino division revenues stemming from gaming machines and food, beverage and other activities.  Bingo revenues from Gibraltar and the Isle of Man, along with hotel income from the Isle of Man, are included in the casino division’s revenues within food, beverage and other activities.

We launched our online gaming offering, Gala Interactive, during the second half of the 2002 calendar year.  We do not expect Gala Interactive to be a significant contributor to our operating results in the short to medium term but consider the division to be of potential strategic importance, affording new media opportunities through which to offer traditional and new gaming products and to further leverage the Gala brand.

CERTAIN FACTORS AFFECTING THE RESULTS OF THE BUSINESS

There are a number of factors which have in the past or could in the future affect our results, including the following:

•                                    General economic conditions and consumer confidence may impact admissions, spend per head or revenues.  Although we believe that the social nature of bingo mitigates to a certain extent the impact of economic downturns, general economic trends affect demand for our products and services and our revenues.  We believe that the bingo industry is more sensitive to variations in real disposable income whereas the casino industry is more sensitive to changes in consumer confidence.  Accordingly, changes in actual or perceived economic conditions can have an impact on our revenues.

•                                    Trends in the gaming sectors, including the impact of deregulation.  Historically, the rate of growth of net spend in the gambling industry has trailed both growth in disposable income and growth in spend on leisure services in general.  Consumer expenditure on gaming has historically been growing at a lower rate than spending on other leisure services.  We consider this to be primarily a result of the current regulatory environment in Great Britain, which acts as an impediment to gambling because, for example, it imposes significant restrictions on the number and location of licensed gambling establishments and, in the case of casinos, their ability to advertise, whereas providers of other leisure services are not as highly regulated.  Other trends that impact us include those affecting admissions in the bingo sector and win percentage in the casino sector.  During the period under review, our bingo admissions and those of the bingo sector as a whole experienced like-for-like declining admissions.  However, our experience has been that the impact on profitability of this decline in admissions has been more then offset by growth in spend per head.  In the future, any admission declines may affect our revenues or profitability if not offset by increased spend per head or reduced costs.  Similarly, declines in win percentage in our casinos not offset by increased drop may also have a negative affect on us.

•                                    Rent levels for retail/commercial real estate.  A significant percentage of our divisional administrative expenses are attributable to rental payments under leases of bingo clubs and casinos.  Changes in the rental market have an impact on our expense levels when we enter into new leases or negotiate in respect of periodic rent reviews.  During the period under review, our overall rent levels have increased.  Our exposure to increased rent levels is somewhat limited by the fact that approximately 50% of our property portfolio is held freehold.

•                                    Taxation and duties.  As gaming duties on casino and bingo operations represent a significant cost for us, changes in the level of duty, or the tax rates applicable to us impact our operating results.  The British government is currently undertaking a review of the tax regime applicable to bingo revenues, although the scope and outcome of this review remains uncertain.

•                                    Management and staff.  Because our business is customer focused, one of the major cost drivers for our businesses is the salaries and wage costs (including pension costs) of our employees.  Our staff costs are affected by our need to recruit and retain quality staff in the prevailing labour market.  Low unemployment levels and continuing changes in demographics towards an increasingly aging population have led to increased competition for qualified staff, however, wage pressures have been contained.  Although our employees are paid above the national minimum wage, changes in the national minimum wage may increase general wage pressures and therefore have some impact on our staff costs.  The British government has increased the national minimum wage in recent years and may do so again.

•                                    Local competition and our ability to build membership, convert members into active players and retain existing players.  We believe that our strengths, including our data-

driven marketing programs, scale of operations, brand and experienced management team work to increase admissions, which may have a positive impact on our business and results of operations.

CRITICAL ACCOUNTING POLICIES

Our unaudited interim condensed consolidated financial statements include our accounts consolidated with those of all our subsidiaries.

In preparing the unaudited interim condensed consolidated financial statements, our management has made its best estimates and assumptions of certain amounts included in the unaudited interim condensed consolidated financial statements.  We regularly review and update these estimates when required.  Our actual results could differ from these estimates.

We consider the following policies to be a list of the most significant policies that require our management to make subjective and complex judgments or to consider matters that are inherently uncertain.

Property and equipment and intangible assets.  Consideration paid in connection with acquisitions is required to be allocated to the acquired assets and liabilities based on estimates of their fair value.  The fair values of property, equipment and intangible assets have been supported by third party appraisals.  These third party appraisals of intangible assets were calculated using estimated future cash flows.  Factors we have considered in estimating the future cash  flows include historic trends and the effects of demand, competition and other factors.

Property and equipment are depreciated on a straight-line basis to write off the costs, less estimated residual value, over their estimated useful lives.  Changes in circumstances such as technological advances, changes to our business model and or changes to our refurbishment and replacement strategy could result in the actual useful lives differing from the estimates.  In those cases where we determine that the useful life of property or equipment should be shortened, we would depreciate the net book value in excess of the residual value over the revised remaining useful life.  If we do not maintain the property and equipment to a reasonable standard, the residual values we have selected may be affected.

Deferred taxes.  Deferred income taxes reflect the effect of temporary differences between asset and liability amounts that are recognized for financial reporting purposes and the amounts that are recognized for income tax purposes.  A deferred tax asset arises on some of our property and equipment because they have a book value which is lower than their tax value.  We make valuation allowances to reduce the deferred tax assets to an amount that is more likely than not to be realized.  Significant management judgment is required in determining any valuation allowance recorded against our deferred tax assets.  In assessing the likelihood of realization, we consider estimates of future taxable income and future capital gains.

Pensions.  The determination of our obligation and expense for pensions is dependent on our selection of certain assumptions used by actuaries in calculating such amounts.  These assumptions include, among others, the discount rate, the expected long-term rate of return on plan assets and rates of increase in compensation.  While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect the amount of our future pension obligations and our future pension costs.

Provisions.  Accruals and provisions are by their nature subjective as management has to make estimates and assumptions as to the timing, likelihood and amount of any future settlements.  Management make the following subjective judgments in providing for vacant and partly sub-let leasehold properties.  For the vacant and sub-let properties provision has been made for the shorter of the remaining period of the lease, and the period until, in management’s opinion, we will be able to exit the lease commitment.  In the majority of cases we have provided up until the end of the lease.  The amount provided is based on the future rental obligations, together with other fixed outgoings, net of any sub-lease income.  While in the past we have been able to exit the leases without paying all the costs provided, we do not currently believe we will be able to exit the remaining leases early and we cannot guarantee that future rental obligations will not grow at a higher rate than we have anticipated.

NON-GAAP FINANCIAL MEASURES

This report uses EBITDA (excluding other income), a measurement of operating performance that is not calculated in accordance with US GAAP that should not be considered a substitute for operating income, net income, cash flows from operating activities or other income statement data as determined in accordance with US GAAP, or as a measure of profitability or liquidity.  EBITDA (excluding other income) does not necessarily indicate whether cash flow will be sufficient or available for cash requirements. EBITDA (excluding other income) may not be indicative of our historical operating results nor is it meant to be predictive of potential future results.  Because all companies do not calculate EBITDA (excluding other income) identically, the presentation of EBITDA (excluding other income) may not be comparable to similarly entitled measures of other companies.

EBITDA (excluding other income) is used in this report as a measure to review our performance.  Our management considers EBITDA (excluding other income) to be a useful tool for managing the operations of our business.  Our external finance providers also use it to monitor our business performance.

Divisional EBITDA (excluding other income) represents the earnings from our bingo and casino operations before income taxes, net interest expenses, depreciation and amortization and excludes other income.  Group EBITDA (excluding other income) represents the divisional EBITDA (excluding other income) for the bingo and casino divisions after the deduction of group administrative expenses and the costs relating to a review of our strategy and structure.

Accordingly, group EBITDA (excluding other income) can be extracted from the consolidated statement of operations in the unaudited interim condensed consolidated financial statements by taking the income from operations and adding back depreciation and amortization.  Divisional EBITDA (excluding other income) can be extracted from note 9 of the unaudited interim condensed consolidated financial statements.  A reconciliation of divisional EBITDA to consolidated income from operations is set out in note 9 to the unaudited interim condensed consolidated financial statements.

ADOPTION OF NEW ACCOUNTING STANDARD

We adopted Statement of Financial Accounting Standards (“SFAS”) 142, “Goodwill and Other Intangible Assets”, effective January 18, 2003.  SFAS 142 provides new guidance regarding the recognition and measurement of intangible assets, eliminates the amortisation of certain intangibles and requires annual assessments for impairment of intangible assets that are not subject to amortisation.  An initial impairment analysis is required as of the date of adoption and any resulting impairment loss is recognised as the effect of a change in accounting principle.  Early adoption of SFAS 142 was not allowed.

During the first quarter 2003, we completed our implementation review of the intangible assets arising from prior acquisitions and determined that no impairment was required.

Adoption of SFAS 142 resulted in the cessation of amortisation of most intangible assets as of September 29, 2002.  The new accounting standard does not allow for the restatement of prior-period results to adjust for this change in accounting principle.  However, it does require that pro forma results are presented to depict what the results would have been had the new rules been in force in the prior periods.  The pro forma amounts for the prior year presented in the notes to the unaudited interim condensed consolidated financial statements reflect the add-back of this amortisation expense to our previously reported results.

GROUP RESULTS

The following table, extracted from the information in the unaudited interim condensed consolidated financial statements, sets out certain financial information for us for the periods indicated:

		16 weeks ended January 18, 2003	16 weeks ended January 19, 2002	Change
		£’000	£’000
Revenues	- Bingo	94,390	88,578	6.6%
	- Casino	42,336	42,136	0.5%
		136,726	130,714	4.6%

	Divisional EBITDA (excluding other income)(1)
	- Bingo EBITDA	29,808	26,487	12.5%
	- Casino EBITDA	9,600	10,227	(6.1)%

		39,408	36,714	7.3%

	Group general and administrative expenses(2)	5,106	3,987	29.8%
	Review of group strategy and structure	4,125	—

	Group EBITDA (excluding other income)(1)	30,177	32,727	(7.8)%

	Depreciation and amortization	7,647	14,269	(46.4)%

	Income from operations	22,530	18,458	22.1%

	Interest expenses, net	(10,767)	(11,848)	(9.1)%

	Other income (loss)	(141)	(184)	(23.4)%

	Income before income tax expense	11,622	6,426	80.9%

	Income tax expenses	(4,194)	(4,850)	(13.5)%

	Net income (loss)	7,428	1,576	371.3%

(1)              EBITDA (excluding other income) is not a measurement of operating performance calculated in accordance with US GAAP (see “—Non-GAAP Financial Measures” above).

(2)              Group general and administrative expenses represents all general and administrative expenses less general and administrative expenses that have been attributed specifically to the bingo division and the casino division.

16 weeks ended January 18, 2003 compared with 16 weeks ended January 19, 2002

Bingo Revenues and EBITDA

Bingo revenues increased 6.6% to £94.4 million in the 16 weeks ended January 18, 2003 compared with £88.6 million in the 16 weeks ended January 19, 2002.  Bingo division revenues were 69.0% of our revenues in the 16 weeks ended January 18, 2003 and 67.8% in the 16 weeks ended January 19, 2002.  Bingo EBITDA increased 12.5% to £29.8 million in the 16 weeks ended January 18, 2003 compared with £26.5 million in the 16 weeks ended January 19, 2002 (see “—Non-GAAP Financial Measures” above).  A detailed review of the results of the bingo division is presented separately below.

Casino Revenues and EBITDA

Casino revenues were £42.3 million in the 16 weeks ended January 18, 2003, and were £42.1 million in the 16 weeks ended January 19, 2002.  Casino division revenues were 31.0% of our revenues in the 16 weeks ended January 18, 2003 and 32.2% in the 16 weeks ended January 19, 2002.  Casino EBITDA was £42.3 million in the 16 weeks ended January 18, 2003 and was

£42.1 million in the 16 weeks ended January 19, 2002 (see “—Non-GAAP Financial Measures” above).  A detailed review of the results of the casino division is presented separately below.

Group general and administrative expenses

Group general and administrative expenses relate primarily to central department overheads including marketing, property, human resources, information technology, security, finance, management and Gala Interactive, and represent all administrative expenses less those that have been attributed specifically to the bingo division or the casino division, which are discussed in more detail below.  Group administrative expenses increased by 29.8% to £5.2 million in the 16 weeks ended January 18, 2003 compared with £4.0 million in the 16 weeks ended January 19, 2002, primarily due to the additional costs for developing Gala Interactive of £0.7 million.  In the comparative period group general and administrative expenses benefited from the receipt of disposal proceeds of £0.4 million.

Review of group strategy and structure

In the 16 weeks ended January 18, 2003, we incurred professional fees of £4.1 million in reviewing our strategy and structure.  This review culminated in the acquisition of the Gala group from CSFB Private Equity and PPM Ventures by Candover and Cinven, which is expected to complete in March 2003 (see “—Recent Developments”).

Depreciation and Amortization

Depreciation decreased by 46.4% to £7.7 million in the 16 weeks ended January 18, 2003 compared with £14.3 million in the 16 weeks ended January 19, 2002, almost entirely due the implementation of SFAS 142 which reduced the amortisation on intangible assets and goodwill in the 16 weeks ended January 18, 2003.

Interest expense, net

Interest expense, net of interest income, decreased 9.1% to £10.8 million in the 16 weeks ended January 18, 2003 compared to £11.8 million in the 16 weeks ended January 19, 2002, mainly due to the decrease in variable rate interest expense as a result of an overall reduction in Libor and the level of variable rate debt.

Income tax expense

Income tax expense decreased by 13.5% to £4.1 million in the 16 weeks ended January 18, 2003 compared with £4.9 million in the 16 weeks ended January 19, 2002, due to the fall in non-deductible amortisation which has been offset in the increase in taxable profit (see note 7 to the notes to the unaudited interim condensed consolidated financial statements).

BINGO DIVISION

Overview

We use key indicators to measure the success of our bingo clubs, the main indicators being the number of admissions and “spend per head”.  Admissions are the number of “main stage” sessions played by players as recorded by our bingo clubs.  For example, a customer playing both the afternoon and evening “main stage” sessions in one day would count as two admissions.  “Spend per head” comprises the average amount our bingo clubs retain per admission from the amount staked after deducting amounts paid out in cash prizes, gaming duties and value added tax.  It is equal to total revenues divided by the number of admissions for the same period.  These are discussed further below.

Throughout the period under review, we have focused on maintaining admissions and spend per head through:

•                                    targeting capital expenditure in additional mechanized cash bingo positions and in improving existing positions;

•                                    resiting gaming machines and improving gaming machine areas;

•                                    refurbishing clubs;

•                                    conducting focused national and local promotions, advertising campaigns and direct mail activity; and

•                                    shifting customer spend into discretionary areas (i.e. interval games, gaming machines and food and beverage) and reducing reliance on non-discretionary spend, such as admission charges and participation fees, which are reported as part of main stage bingo revenues.

Revenues

Our principal sources of bingo division revenues are from bingo gaming, gaming machines, and food and beverage.

Gaming revenues

Revenues from bingo gaming represented 57.3% of total bingo division revenues in the 16 weeks ended January 18, 2003 and 57.2% in the 16 weeks ended January 19, 2002.

Revenues from bingo gaming consist of revenues from:

•                                    main stage bingo, including admission charges and the share of gross stakes retained by us, called “participation fees”.  These revenues were 17.6% of total bingo division revenues in the 16 weeks ended January 18, 2003 and 19.9% of total bingo division revenues in the 16 weeks ended January 19, 2002.  This relative decrease in the percentage of revenues from main stage bingo reflects our strategy of shifting customer spend into discretionary areas and reducing reliance on non-discretionary spends, such as admission charges and participation fees which are reported as part of main stage bingo revenues; and

•                                    interval games, including “party bingo” (otherwise known as “mechanized cash bingo”) and “market bingo” (otherwise known as “prize bingo”).  Revenues from interval games paying cash prizes are reported exclusive of prize money paid out.  Revenues from interval games paying non-cash prizes reflect the gross stakes, with the cost of prizes being reported as an expense.  These revenues were 39.8% of total bingo division revenues in the 16 weeks ended January 18, 2003 and 37.3% of total bingo division revenues in the 16 weeks ended January 19, 2002.

We are required to remit a duty to the British government for all bingo stake monies, currently at a rate of 10%, the applicable rate during the entire period under review.  VAT is charged on revenues from bingo retained by us at a rate of 17.5%, the applicable rate during the entire period under review.  Revenues from bingo are reported net of cash prizes, gaming duties and VAT payable and are recognized on a cash basis as sales occur.  The British government is currently undertaking a review of the tax regime applicable to bingo revenues, although the scope and outcome of this review remains uncertain.

Gaming machine revenues

Revenues from gaming machines represented 29.8% of total bingo division revenues in the 16 weeks ended January 18, 2003 and 29.5% of total bingo division revenues in the 16 weeks ended January 19, 2002.

Gaming machine revenues come from our AWP machines and jackpot slot machines.  Regulations under the Gaming Act provide that the maximum a customer can stake for one play on an AWP machine is 30p and on a jackpot slot machine is 50p.  Revenues from gaming machines paying out in cash are equal to the retained cash receipts (after paying out cash prizes), or the “cash in box”, from gaming machines.  Revenues from gaming machines that pay out in goods rather than cash are reported gross, with the cost of the prizes being reported as expenses.  VAT is charged on gaming machines’ cash in box at a rate of 17.5%, the applicable rate during the entire period under review.  Revenues from gaming machines are reported net of the VAT payable and are recognized on a cash basis when the “cash in box” is emptied, which occurs at least twice per week per machine.

Legislation now permits clubs to have up to four jackpot slot machines in bingo clubs in addition to the existing AWP machines, subject to a direction to this effect by the relevant licensing authority for each club.  Accordingly, before jackpot slot machines may first be installed, licenses must be amended to permit such machines.  The relevant amendment occurs upon the annual renewal of the license on a club by club basis.  Gala’s first jackpot slot machines were installed in April 2002 and are scheduled to be rolled-out throughout the entire estate by mid-2003.  Jackpot slot machines had been installed in 125 clubs as at January 18, 2003.  Jackpot slot machines situated within bingo clubs must pay out at a rate of at least 71% and AWPs must pay out at a rate of at least 70%.

Food and beverage

Food and beverage revenues represented 12.9% of total bingo division revenues in the 16 weeks ended January 18, 2003 and 13.3% in the 16 weeks ended January 19, 2002.  Bingo division food and beverage revenues are primarily from sales of food, soft drinks, alcoholic drinks and snacks from our bar and dining facilities.  VAT is charged on revenues from food and beverage, currently at a rate of 17.5%, the applicable rate during the entire period under review.  Revenues from food and beverage are reported net of the VAT payable and are recognised on a cash basis as sales occur.

Expenses

The principal bingo division expenses relate to bingo gaming, gaming machines and food and beverage, all of which are reported in divisional cost of sales, and divisional administration expenses which are reported separately.

Bingo gaming expenses

Gaming expenses consist of expenses relating to:

•                                    main stage bingo, which are costs of purchasing bingo tickets from the bingo division’s supplier; and

•                                    interval games that pay non-cash prizes, which are the cost of the prizes that are won by customers playing these games.

Gaming machine expenses

Expenses relating to gaming machines consist of rental payments to the bingo division’s supplier of gaming machines and the annual license duty.  This annual license duty is payable annually on each of our gaming machines in order to obtain a gaming machine license.  The annual license duty per AWP machine was £645 until August 4, 2000 and subsequently £680 until April 30, 2002.  Since May 1, 2002, the annual license duty has been £695 per AWP machine and £1,860 per jackpot slot machine.  We did not have a significant number of jackpot slot machines in our bingo clubs prior to May 1, 2002.  As described above, we are currently rolling out additional jackpot slot machines throughout the entire estate, which is scheduled for completion by mid-2003.  Certain types of gaming machines also require a stock of prizes, the cost of which is included in expenses relating to gaming machines.

Food and beverage

Expenses relating to bingo food and beverage primarily consist of the costs of purchasing alcoholic beverages and soft drinks from the bingo division’s drinks suppliers and the costs of purchasing food from our catering suppliers.

Divisional administrative expenses

Divisional administrative expenses consist primarily of:

•                                    salaries of bingo management and staff;

•                                    rental payments on leases of operating bingo clubs

•                                    club promotional expenses, which include adding prize money to the “main stage” bingo prize board and promotions aimed at increasing admissions, such as free bingo games and prizes and vouchers giving discounts on the price of bingo tickets;

•                                    club utilities and service costs;

•                                    central overheads that relate directly to the bingo division; and

•                                    central promotional and marketing expenses relating to the bingo division.  These consist primarily of television and other media advertising costs and other external membership recruitment expenses, including centrally controlled national promotions and promotional literature.

Comparative results of the bingo division

The following table sets out certain operating statistics for the bingo division for the periods indicated.

	16 weeks ended January 18, 2003	16 weeks ended January 19, 2002	Change
Number of bingo clubs (at end of period)	166	165	0.6%
Admissions (millions)	9.6	9.7	(1.2)%
Average spend per head (£)	9.85	9.13	7.8%

The following table, extracted or derived from the information in the unaudited interim condensed consolidated financial statements sets out certain financial information for the bingo division for the periods indicated:

	16 weeks ended January 18, 2003	16 weeks ended January 19, 2002	Change
Revenues
Bingo gaming	54,106	50,671	6.8%
Gaming machines	28,087	26,146	7.4%
Food and beverage	12,197	11,761	3.7%

Total revenues	94,390	88,578	6.6%

Cost of sales	(14,078)	(13,624)	3.3%

Gross profit	80,312	74,954	7.1%

Divisional administrative expenses	(50,504)	(48,467)	4.2%

Bingo division EBITDA (excluding other income) (1)	29,808	26,487	12.5%

(1)              Bingo division EBITDA (excluding other income) is not a measurement of operating performance calculated in accordance with US GAAP (see “–Non-GAAP Financial Measures”).

16 weeks ended January 18, 2003 compared with 16 weeks ended January 19, 2002

Admissions

Bingo division admissions decreased 0.6% to 9.6 million in the 16 weeks ended January 18, 2003 from 9.7 million in the 16 weeks ended January 19, 2002.  This decrease in admissions should be viewed in the context of a decline of 7.4% in like-for-like admissions in the bingo sector excluding us, according to the Bingo Association, in the period from October 1, 2002 to December 31, 2002.

Average spend per head

Average spend per head for our bingo division increased 7.8% to £9.85 in the 16 weeks ended January 18, 2003 from £9.13 in the 16 weeks ended January 19, 2002.  We believe that this increase in average spend per head largely arose from an increase in discretionary spend, driven by our continuing focus on increasing profitable admissions as part of our strategy of growth through profitable volume.

Revenues

Bingo division revenues for the 16 weeks ended January 18, 2003 increased 6.6% to £94.4 million compared with £88.6 million for the 16 weeks ended September 30, 2001, due to the increase in spend per head discussed above.

Bingo division gaming revenues for the 16 weeks ended January 18, 2003 increased 6.8% to £54.1 million compared with £50.7 million for the 16 weeks ended January 19, 2002.  This is primarily due to a growth in revenues from interval games of 16.4% as a result of targeted capital expenditure and promotional activities.  During this period there has also been a change in the mix in revenues within bingo gaming revenues as we have continued to focus on providing customers with a “value for money” product offering and thereby shifting customer spend into discretionary areas and reducing reliance on non-discretionary spends, such as admission charges and participation fees.

Bingo division gaming machine revenues for the 16 weeks ended January 18, 2003 increased 7.4% to £28.1 million compared with £26.1 million for the 16 weeks ended January 19, 2002.  This increase was primarily due to the continuing management of our portfolio of gaming machines. Our dedicated gaming machine managers regularly visit clubs to re-site gaming machines within the bingo clubs to maximize revenues from them.  Gaming revenues have also been positively affected by the continued investment in enclosed gaming machine areas, which allow continued play outside the main auditorium. We also have benefited from the ongoing roll-out of jackpot slot machines.

Bingo division revenues from food and beverage for the 16 weeks ended January 18, 2003 increased 3.7% to £12.2 million compared with £11.8 million for the 16 weeks ended January 19, 2002 due to continued improvements in the product offerings.

Cost of sales

Bingo division cost of sales for the 16 weeks ended January 18, 2003 increased 3.3% to £14.1 million compared with £13.6 million for the 16 weeks ended January 19, 2002.  Bingo cost of sales as a percentage of bingo revenues decreased to 14.9% from 15.4%, primarily reflecting the ongoing change in the relative sales mix towards interval games that have a relatively lower cost of sales compared to other bingo games.

Gross profit

Bingo division gross profit for the 16 weeks ended January 18, 2003 increased 7.1% to £80.3 million compared with £75.0 million for the 16 weeks ended January 19, 2002, in line with the growth in revenues and reflecting the decrease in cost of sales as a percentage of revenues.

Bingo division gross profit percentage for the 16 weeks ended January 18, 2003 increased to 85.1% compared with 84.6% for the 16 weeks ended January 19, 2002 for the reasons discussed above.

Divisional administrative expenses

Bingo division administrative expenses for the 16 weeks ended January 18, 2003 increased 4.2% to £50.5 million compared with £48.5 million for the 16 weeks ended January 19, 2002, Divisional administrative expenses as a percentage of total bingo division revenues decreased to 53.5% from 54.7%. This increase largely reflects the increase in staff costs due to the annual pay award and increases in other costs due to inflation incurred in the 16 weeks ended January 18, 2003 compared with the 16 weeks ended January 19, 2002.

CASINO DIVISION

Overview

We use key indicators to measure the success of our casinos, the three main indicators being admissions, drop and gaming win.  Admissions are the number of members and guests attending our casinos in any period.  Drop is the amount of money the players in a casino exchange for chips at gaming tables, and drop per head is the average amount of money a customer exchanges for chips at gaming tables.  Gaming win is the net cash from gaming activities retained by the casinos before gaming duty.  In addition, win percentage is the amount of revenues generated from gaming activities, expressed as a percentage of the drop.

Revenues

Our principal source of casino division revenues is from gaming, with a smaller proportion of casino division revenues coming from gaming machines and food and beverage and other activities.

Gaming revenues

Gaming revenues represented 84.2% of total casino division revenues in the 16 weeks ended January 18, 2003 and 84.9% of total casino division revenues in the 16 weeks ended January 19, 2002.

Gaming revenues (also referred to as gaming win), comprise revenues from table games in casinos, primarily American Roulette, Blackjack and Stud Poker.  Customers purchase gaming chips, which are used for gaming at tables and are redeemable at the cash desk.  In addition, gaming revenues include revenues from electronic roulette.  Revenues from gaming tables are reported before deduction of gaming duty.

Gaming machine revenues

Gaming machine revenues were 5.6% of total casino division revenues in the 16 weeks ended January 18, 2003 and 5.4% of total casino division revenues in the 16 weeks ended January 19, 2002.

Gaming machine revenues derive primarily from jackpot slot machines.  Revenues are equal to the retained cash receipts (after paying out cash prizes).  VAT is charged on gaming machine retained cash receipts at a rate of 17.5%, the applicable rate during the entire period under review.  Revenues from gaming machines are reported net of VAT and are recognised on a cash basis when the cash is emptied from the gaming machines, which occurs weekly.

Regulations under the Gaming Act provide that the maximum jackpot value for a jackpot slot machine is £2,000 and the maximum a customer can stake for one play on a jackpot slot machine is 50p.  These regulations also limit the number of jackpot slot machines per casino to ten.  Jackpot slot machines within casinos must pay out at a rate of at least 80%.

Food, beverage and other activities revenues

Food, beverage and other activities revenues were 10.2% of total casino division revenues in the 16 weeks ended January 18, 2003 and 9.7% of total casino division revenues in the 16 weeks ended January 19, 2002.

Casino division food, beverage and other activities revenues are primarily from sales of food, soft drinks, alcoholic beverages and snacks, together with the revenues from the bingo offerings in the Isle of Man and Gibraltar and the hotel income in the Isle of Man.  In Great Britain, VAT is charged on revenues from food, beverage and other activities, currently at a rate of 17.5%, the applicable rate during the entire period under review.  Revenues from food and beverage and other activities are reported net of the VAT payable and are recognised on a cash basis as sales occur.

Expenses

Our principal casino division expenses are gaming duty, expenses relating to gaming machines and expenses relating to food and beverage and other activities, all of which are reported in divisional cost of sales, and divisional administrative expenses which are reported separately.

Gaming duty

We are required to remit gaming duty to the tax authorities in connection with gaming revenues from our casino operations.  In Great Britain, the duty payable is calculated according to gaming win per casino, with the marginal rate starting at 2.5% and the highest rate being 40% depending on the tax band applicable to the individual casino’s gaming win.  Different gaming duty regimes are applicable to our casinos in the Isle of Man and Gibraltar.  In the 16 weeks ended January 18, 2003, the average rate of duty incurred by our casinos was 11.3% outside of London and 21.6% in London.  In the 16 weeks ended January 19, 2002, the average rate of duty incurred by our casinos was 10.6% outside of London and 21.2% in London.  In the 16 weeks ended January 18, 2003 total casino division gaming duty was £5.6 million, which averaged 15.7% of gaming win.  In the 16 weeks ended January 19, 2002 total casino division gaming duty was £5.5 million, which averaged 15.3% of gaming win.

Gaming machine expenses

Expenses relating to gaming machines consist of rental payments to the casino division’s supplier of gaming machines and the annual license duty on those machines.  This license duty is payable annually on each of the casino division’s jackpot slot machines to obtain a gaming machine license. The annual license duty was £1,815 per gaming machine in the period from August 5, 2000 to April 30, 2002.  It increased to £1,860 per gaming machine on May 1, 2002.

Food, beverage and other activities expenses

Expenses relating to food, beverage and other activities primarily consist of the costs of purchasing food and beverages from the casino division’s suppliers.  A proportion of the casino division’s food and beverage is provided on a complimentary basis to our members and their guests.

Divisional administrative expenses

Divisional administrative expenses consist primarily of:

•                                    salaries of casino management and staff;

•                                    rental payments on leases of operating casinos;

•                                    casino promotional expenses relating to member entertainment both on and off the casino premises;

•                                    casino utilities and service costs;

•                                    central overheads that relate directly to the casino division; and

•                                    central promotional and marketing expenses relating to the casino division.

Results of the casino division

The following table sets out certain operating statistics for the casino division for the periods indicated.

	16 weeks ended January 18, 2003	16 weeks ended January 19, 2002	Change
Number of casinos (end of period)	28	28	—
Admissions (thousands)	878	883	(0.6)%
Drop (£’000)	217,751	199,747	9.0%
Drop per head (£)	248	226	9.7%
Win percentage	16.4	17.9	(1.5)%

The following table, extracted or derived from the information in the unaudited interim condensed consolidated financial statements sets out certain financial information for the casino division for the periods indicated:

	16 weeks ended January 18, 2003	16 weeks ended January 19, 2002	Change
	(in thousands of pounds)

Revenues
Gaming	35,646	35,766	(0.3)%
Gaming machines	2,360	2,292	3.0%
Food and beverage and other activities	4,330	4,078	6.2%
Total revenues	42,336	42,136	0.5%

Cost of sales	(7,816)	(7,677)	1.8%

Gross profit	34,520	34,459	0.2%

Divisional administrative expenses	(24,920)	(24,232)	2.8%

Casino division EBITDA (excluding other income)(1)	9,600	10,227	(6.1)%

(1)              Casino division EBITDA (excluding other income) is not a measurement of operating performance calculated in accordance with US GAAP (see “—Non-GAAP Financial Measures” above).

Admissions

Admissions decreased by 0.6% to 878,000 in the 16 weeks ended January 18, 2003 compared with 883,000 for the 16 weeks ended January 19, 2002.  We believe this slight decrease was a result of lower level of promotional activity in the 16 weeks ended January 18, 2003.  In the 16 weeks ended January 19, 2002 we rebranded our casino portfolio (with the exception of Maxims) as “Gala Casinos” to leverage the Gala brand.

Drop per head and drop

Drop per head increased by 9.7% to £248 in the 16 weeks ended January 18, 2003 from £226 in the 16 weeks ended January 19, 2002.  We believe that this reflects our continuing focus on providing a mix of games in each casino that seeks to match customer demand, including the innovative introduction of new games at our casinos, for example the ongoing roll-out of electronic roulette into the majority of the casinos and the introduction of Jackpot Stud Poker across the estate. Drop increased by 9.0% to £217.8 million in the 16 weeks ended January 19, 2002 compared with £199.7 million for the 16 weeks ended January 19, 2002 as a result of the increase in drop per head marginally offset by the slight decline in admissions.

Win percentage

Win percentage decreased to 16.4% in the 16 weeks ended January 18, 2003 from 17.9% in the 16 weeks ended January 19, 2002.  Excluding Maxims, our high-roller casino where win percentages tend to be more variable, win percentage decreased by 1.0% to 16.5% in the 16 weeks ended January 18, 2003 from 17.5% in the 16 weeks ended January 19, 2002.  Win percentages vary from game to game and from casino to casino on a daily basis and are influenced by a number of factors, including the different mix of games played in the relevant casino, the pattern of betting of big players, the speed at which games are played, management of the tables, casino occupancy and chance.  The decrease in the current period compared with the prior year period is primarily attributable to a fall in the margin on American Roulette, which decreased from 16.8% to 15.3%.

Revenues

Revenues increased by 0.5% to £42.3 million in the 16 weeks ended January 18, 2003 compared with £42.1 million in the 16 weeks ended January 19, 2002.

Casino gaming revenues decreased by 0.3% to £35.6 million in the 16 weeks ended January 18, 2003 compared with £35.8 million in the 16 weeks ended January 19, 2002.  This decrease in revenues reflects the combined impact of the decline in admissions and win percentage, offset by the increase in drop per head in the 16 weeks ended January 19, 2002 compared to the 16 weeks ended January 18, 2003.

Gaming machine revenues increased by 3.0% to £2.4 million in the 16 weeks ended January 18, 2003 compared with £2.3 million in the 16 weeks ended January 19, 2002.  This increase is primarily due to the impact of an improved gaming machine estate.

Food, beverage and other activities revenues increased by 6.2% to £4.3 million in the 16 weeks ended January 18, 2003 compared with £4.1 million in the 16 weeks ended January 19, 2002.  This increase is primarily due to a growth in sales in the Isle of Man where we are receiving the full effect of the refurbishment of the bar area.

Cost of sales

Casino division cost of sales increased by 1.8% to £7.8 million in the 16 weeks ended January 18, 2003 compared with £7.7 million in the 16 weeks ended January 19, 2002. This increase is in line with the increase in casino division revenue.

Casino division cost of sales expressed as a percentage of casino division revenues increased to 18.5% in the 16 weeks ended January 18, 2003 from 18.2% in the 16 weeks ended January 19, 2002.  This increase was primarily driven by an increase in the average rate of gaming duty to 15.7% from 15.3%.

Gross profit

Casino division gross profit increased by 0.2% to £34.5 million in the 16 weeks ended January 18, 2003 compared with the 16 weeks ended January 19, 2002, in line with the growth in casino division revenues and reflecting the increase in cost of sales as a percentage of casino division revenues.

Casino division gross profit percentage decreased to 81.5% in the 16 weeks ended January 18, 2003 compared with 81.8% in the 16 weeks ended January 19, 2002 for the reasons discussed above.

Divisional administrative expenses

Casino division administrative expenses increased by 2.8% to £24.9 million in the 16 weeks ended January 18, 2003 compared with £24.2 million in the 16 weeks ended January 19, 2002.  Divisional administrative expenses as a percentage of total casino division revenues increased to 58.9% from 57.5%.  This increase largely reflects the increase in staff costs incurred in the 16 weeks ended January 18, 2003 compared with the 16 weeks ended January 19, 2002 primarily due to the annual pay award.

LIQUIDITY AND CAPITAL RESOURCES

Our principal sources of funds for the 16 weeks ended January 18, 2003 have been cash flows from bingo and casino operations.  Our principal uses of funds have been to construct, convert and refurbish bingo clubs and casinos, to repay debt and to pay interest on borrowed funds.

Historical cash flows

During the 16 weeks ended January 18, 2003 and the 16 weeks ended January 19, 2002 our cash flows were as follows:

	16 weeks ended January 18, 2003	16 weeks ended January 19, 2002
	(in thousands of pounds)

Group cash flows:
Cash provided by operating activities	6,350	7,475
Cash used in investing activities(1)	(12,407)	(8,390)
Cash (used in) provided by financing activities	—	(9,331)

(1)              Cash flows used in investing activities include capital expenditures.  For a discussion of these expenditures, see the discussion below on changes in net cash used in investing activities.

Cash provided by operating activities

Net cash flows provided from operating activities decreased 15.1% to £6.4 million for the 16 weeks ended January 18, 2003 compared with £7.5 million in the 16 weeks ended January 19, 2002 mainly due to movements in working capital and the costs associated with the review of our strategy and structure.

The most significant non-cash item within net income for the 16 weeks ended January 18, 2003 was depreciation, and for the 16 weeks ended January 19, 2002 were depreciation, amortisation and movement in provisions.

Cash used in investing activities

Cash used in investing activities increased 47.9% to £12.4 million for the 16 weeks ended January 18, 2003 compared with £8.4 million in the 16 weeks ended January 19, 2002.

In the 16 weeks ended January 18, 2003 we spent £12.4 million on capital expenditure. The largest component of capital expenditure was bingo club refurbishment and maintenance programs totalling £10.3 million, including £1.7 million on completing our new build bingo club at Coventry, which opened on February 13, 2003.  We spent £2.1 million on casino refurbishment and maintenance.

In the 16 weeks ended January 19, 2002 we spent £9.4 million on capital expenditure, which was partially offset by £1.0 million proceeds form the sale of fixed assets. The largest component of capital expenditure was bingo club refurbishment and maintenance programs totalling £7.0 million, including £0.8 million on mechanised cash bingo installations and £0.4 million on our new build bingo club at Coventry.  We spent £1.7 million on casino refurbishment and maintenance, and £0.6 million on the acquisition and development of Gala Interactive.

Cash used in financing activities

In the 16 weeks ended January 18, 2003 there have been no cash flows used in financing activities.  In the 16 weeks ended January 19, 2002, we repaid £9.3 million of bank borrowings.

Capital expenditure

See “—Historical cash flows” (above) for a discussion of historical capital expenditure.

We currently anticipate that our capital expenditure for the fiscal year ending September 27, 2003 will be approximately £38.5 million, primarily for bingo club and casino refurbishment projects and the relocation and/or construction and fit-out of new bingo clubs and casinos.  Of this £38.5 million, we believe that as at January 18, 2003 we have spent or are currently legally committed to spend approximately £19.2 million.  We expect to fund the capital expenditure from operating cash flow, proceeds from asset sales and cash on our balance sheet.  Our ability to use proceeds from assets sales for capital expenditure is limited as described below under “—Liquidity”.  We will also carefully evaluate opportunities to expand our portfolio of bingo clubs and casinos in order to meet anticipated growth in demand and intend to explore opportunities to diversify our business in related low-stake gaming activities.

Lease commitments and lease provisions

A significant portion of our expenses represents rental payments under leases for bingo clubs and casinos.  Annual commitments for payment on property leases in place at January 18, 2003 are approximately £18.5 million.

We have recorded provisions for vacant and partly sub-let leasehold properties.  For the vacant and sub-let properties provision has been made for the shorter of the remaining period of the lease, which at September 28, 2002 was an average of 17 years (as compared to 21 years as at September 29, 2001), and the period until in management’s opinion we will be able to exit the lease commitment.  The amount provided is based on the future rental obligations, together with other fixed outgoings, net of any sub-lease income.  Sub-lease income has only been taken into account where sub-leases are currently in place.

Provisions have been utilized for the payment of rents and other fixed outgoings, of £0.2 million for the 16 weeks ended January 18, 2003 and £1.2 million for the 16 weeks ended January 19, 2002.

Liquidity

Bank loans

Scheduled payments on the bank loans under the senior credit facility will significantly impact our liquidity.  As of January 18, 2003, we are scheduled to make the following debt payments of principal in the following financial years ending in September:

£ in millions

2003	27.8
2004	34.8
2005	37.1
2006	39.4
2007	43.2
Thereafter	82.3

Total	264.6

In addition to the bank loans, we also maintain a £10.0 million revolving loan and guarantee facility expiring in 2007 which can be used to finance working capital requirements and for general corporate purposes.  In each financial year, for a period of five consecutive days, the amount of any advances under the revolving loan facility must be reduced to zero and the aggregate amount outstanding under any overdraft facilities which are guaranteed by a guarantee issued under the revolving loan and guarantee facility must not exceed the aggregate amount of all cash balances, which are free of security other than security granted in favour of the senior lenders, held by any subsidiary of ours which is a party to the senior credit facility.

Any subsidiary of ours, which is a party to the senior credit facility, is required to deposit the following amounts into a mandatory prepayment account:

•                                    any amounts received under various share purchase agreements;

•                                    any insurance proceeds;

•                                    any Surplus Cash Flow as defined in the senior credit facility; and

•                                    any sale proceeds received as a result of sales of properties arising in relation to any undertaking to, or orders of, the UK Competition Commission or the Secretary of State or as a result of disposal of any specified properties.

Our subsidiary, Gala Group Investments Limited, entered into a deposit and charge agreement restricting withdrawals from the mandatory prepayment account and granting a charge in favour of the senior lenders over the sums standing to the credit of that account.  Gala Group Investments Limited may make withdrawals for the purpose of prepaying amounts outstanding under the senior credit facility and for a number of other specified purposes including, without limitation, making good any loss or damage to which amounts received under the relevant share purchase agreement or insurance proceeds received relate.  Gala Group Investments Limited is also required to repay amounts outstanding under the senior credit facility with:

•                                    amounts received under various share purchase agreements less permitted deductions;

•                                    insurance proceeds, subject to certain deductions;

•                                    from 81.25% to 92.5% of Surplus Cash Flow, as defined in the senior credit facility, for the year ending September 27, 2003, if a specified asset is not sold by designated dates; and

•                                    within specific limits, sale proceeds received as a result of sales of properties arising in relation to any undertaking to, or orders of, the UK Competition Commission or the Secretary of State or as a result of disposals of four specified properties, or from the disposal of any other assets, other than in the ordinary course of trading, acquired pursuant to the Ladbroke Casino acquisition.

The senior credit facility contains customary operating and financial covenants, including without limitation:

•                                    requirements to maintain minimum ratios of EBITDA to Total Interest Payable, each as defined in the senior credit facility, EBITDA to Total Senior Interest Payable, each as defined in the senior credit facility and Operating Cash Flow to Total Debt Service, each as defined in the senior credit facility;

•                                    maximum ratios of Total Borrowed Funds to EBITDA, each as defined in the senior credit facility; and

•                                    limits on capital expenditure.

In addition, the senior credit facility includes covenants relating to limitations on asset sales and other disposals, indebtedness, acquisitions, investments, distributions and hedging.

12% Senior Notes

On February 10, 2003, Gala Group Limited announced a tender offer to purchase all of the outstanding £155,000,000 12% Senior Notes due 2010.  As of February 25, 2003, holders of 99.6% in aggregate principal amount had tendered their notes pursuant to the tender offer.  See “—Recent Developments”.

We must pay interest on the notes semi-annually on June 1 and December 1 of each year.  The notes are scheduled to be repaid in one instalment on June 1, 2010.  However, noteholders may require us to purchase the notes in the event of a change of control or following certain asset sales.  We may not be able to do so without the consent of our lenders under the senior credit facility.

We are a holding company and do not directly conduct any business operations.  Our bingo club and casino operations are carried out by several operating subsidiaries.  Our material assets consist only of the share capital of our subsidiaries, Gala Group Investments Limited and Gala Group Finance Limited, limited rights against the former owners of Gala Group Investments Limited under a share purchase agreement, in which the lenders under the senior credit facility have a security interest, and subordinated loans made to Gala Group Investments Limited which are subordinated to the obligations of Gala Group Investments Limited to the lenders under the senior credit facility and may be subordinated to other obligations of Gala Group Investments Limited in the future.  We will have to rely upon payments on our subordinated loans to Gala Group Investments Limited, dividends and other payments from our subsidiaries to generate the funds necessary to pay the principal of, and interest on, the notes.  Although we are entitled to receive limited payments on our subordinated loans to Gala Group Investments Limited, our subsidiaries have not guaranteed the notes.  The right of noteholders to receive payments under the notes is structurally junior to all liabilities of our subsidiaries.

The senior credit facility prohibits our subsidiaries from making distributions, loans or other payments to us, except to enable us to make various limited payments other than principal on the notes, and prohibits certain other payments, including payments to enable us to pay interest under the subordinated loan to Gala Group Investments Limited, if there is a payment default continuing under the senior credit facility.  With limited exceptions, a payment blockage period under the senior credit facility may be instituted upon an event of default under the senior credit facility.  Furthermore, the ability of our subsidiaries to pay dividends and make other payments to it may in the future be restricted by, among other things, other agreements.  Although the indenture limits the ability of our subsidiaries to enter into consensual restrictions on their ability to pay dividends and make other payments, there are a number of significant qualifications and exceptions.  We believe, however, that the senior credit facility permits our subsidiaries to pay dividends or otherwise provide funds to us to enable us to meet our known cash obligations for the foreseeable future provided our parent, Gala Group Limited, and its subsidiaries meet various financial tests.

We believe that funds from operations together with funds available under the revolving loan and guarantee facility will provide us with sufficient liquidity and resources to meet our current and future financial obligations, including payment of principal and interest on the notes, as well as to provide funds for our working capital, capital expenditures and other needs.

Seasonality

Our operating results, like those of other participants in the bingo and casino industries, have varied in the past and are expected to continue to vary quarter to quarter as a result of seasonal patterns.  Our earnings are significantly affected by vacation times, public holidays and the weather.  Revenues at our bingo clubs and most of our casinos are typically lower during the summer vacation period as well as during the Christmas period.  Maxims, our high-roller casino in London with a large number of Middle-Eastern and Asian customers, is the main exception to this seasonal trend, since our revenues tend to be higher in late summer when more of our customers are in London.  Extreme weather also affects admission levels at our bingo clubs and casinos.

CONTRACTUAL OBLIGATIONS, CONTINGENT LIABILITIES AND COMMITMENTS

	Operating leases	Long term debt	Total
	(in thousands of pounds)
Fiscal year
2003	19,090	30,555	49,645
2004	19,077	34,752	53,829
2005	18,737	37,069	55,806
2006	18,508	39,385	57,893
2007	18,478	43,231	61,709
Thereafter	284,613	237,338	521,951

Total	378,503	422,330	800,833

Operating leases show the future minimum rental payments under operating leases, as of September 28 2002, that have initial or remaining non-cancelable lease terms in excess of one year.

Long term debt includes the amount payable under the senior credit facility, Stakis loan notes and 12% Senior Notes.

EUROPEAN ECONOMIC AND MONETARY UNION

The euro was introduced on January 1, 1999 as the new currency within 11 member states of the European Union, excluding the United Kingdom, in accordance with the treaty on European Economic and Monetary Union, or EMU.  Although the United Kingdom does not currently participate in the EMU, it could do so at a later stage.  The current policy of the British government is that any decision to join the EMU will only be taken after a national referendum of the people.  If the euro is introduced in the United Kingdom, we may incur costs in making changes in our information technology and other systems in order to accommodate the use of the euro in our products, systems and operations, including the use of euro coins in our gaming machines and MCB machines.  We currently believe we will be able to convert our information technology and other systems and operations to the euro in the time between a definitive decision by the United Kingdom to join EMU and the actual introduction of the euro as legal tender in the United Kingdom.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2002, the Financial Accounting Standards Board issued SFAS 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”. This standard amends SFAS 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS 123 to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation. Finally, SFAS 148 amends APB Opinion No. 28, “Interim Financial Reporting”, to require disclosure about those effects in interim financial information.   SFAS 148 is effective for fiscal years beginning after December 15, 2002.  We are reviewing the provisions of this standard. Its adoption is not expected to have a material effect on the financial statements.

RECENT DEVELOPMENTS

On February 7, 2003, CSFB Private Equity and PPM Ventures exchanged contracts to sell Gala Group Limited (the ultimate parent undertaking of Gala Group Holdings Limited) to Candover and Cinven.  The sale is expected to complete in March 2003.

On February 10, 2003, Gala Group Limited announced a tender offer to purchase all the outstanding £155,000,000 12% Senior Notes due 2010. As of February 25, 2003, holders of 99.6% in aggregate principal amount had tendered their notes pursuant to the tender offer.

In connection with the tender offer, Gala Group Limited also solicited consents to certain proposed amendments to the indenture governing the notes.  Such amendments would eliminate substantially all of the restrictive covenants, certain events of default and certain additional covenants and rights contained in the indenture.  The consent solicitation terminated on February 25, 2003 and, as sufficient consents had been obtained to the proposed amendments, the trustee under the indenture and we entered into a supplemental indenture to amend the indenture.

The proposed amendments will not enter into effect if Gala Group Limited does not accept for payment all of the notes validly tendered (and not withdrawn) in the tender offer.  Such acceptance is conditioned upon: (i) completion of the sale of Gala Group Limited discussed above and receipt by Gala Group Limited of funds sufficient to satisfy its obligations under the tender offer, (ii) execution of the supplemental indenture, which has occurred, and (iii) there having been validly tendered (and not withdrawn) at least a majority in aggregate principal amount of the outstanding notes.  On February 25, withdrawal rights under the tender offer ceased, although they may be reinstated under certain circumstances.  Unless withdrawal rights are reinstated, the final condition has also been satisfied.

GALA GROUP HOLDINGS PUBLIC LIMITED COMPANY

(CURRENTLY GALA GROUP HOLDINGS LIMITED)

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Pound Sterling amounts in thousands, except for share data)

	18 January 2003	28 September 2002

ASSETS
Current assets:
Cash and cash equivalents	59,336	65,393
Receivables, net	180	387
Inventories	3,516	3,323
Prepaid expenses and other current assets	18,619	17,895

Total current assets	81,651	86,998

Non-current assets:
Property and equipment, net	295,250	289,462
Licences, net	284,985	284,985
Other intangible assets, net	113,152	113,803
Restricted cash	5,282	5,311
Other assets, net	11,242	11,798

Total assets	791,562	792,357

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	30,555	30,555
Trade accounts payable	9,135	13,788
Accrued expenses and other liabilities	58,148	61,110
Accrued interest payable	2,614	6,236
Income tax payable	12,063	7,681

Total current liabilities	112,515	119,370

Non-current liabilities:
Long-term debt, net of current portion	394,173	394,273
Provisions	4,528	4,849
Pension liability	10,253	11,153
Deferred tax liability	11,774	11,962

Total liabilities	533,243	541,607

Shareholders’ equity:
Ordinary shares; £1.00 par value;
245,300,010 shares authorised; 244,800,010 shares issued and outstanding	238,754	238,754
Additional paid in capital	9,050	9,050
Retained earnings
including accumulated other comprehensive loss of £96 and £237 in 2003 and 2002, respectively	10,515	2,946

Total liabilities and shareholders’ equity	791,562	792,357

These accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GALA GROUP HOLDINGS PUBLIC LIMITED COMPANY

(CURRENTLY GALA GROUP HOLDINGS LIMITED)

UNAUDITED CONDENSED CONSOLIDATED  STATEMENTS OF OPERATIONS

(Pound Sterling amounts in thousands)

	16 weeks ended
	18 January 2003	19 January 2002

Revenues	136,726	130,714
Cost of sales	(21,894)	(21,301)

Gross profit	114,832	109,413

Club operating expenses	(75,424)	(72,699)
Other general and administrative expenses	(5,177)	(3,987)
Review of group strategy and structure	(4,054)	—
Depreciation and amortisation	(7,647)	(14,269)

Income from operations	22,530	18,458

Interest expense, net	(10,767)	(11,848)
Other expense	(141)	(184)

Income before income tax expense	11,622	6,426

Income tax expense	(4,194)	(4,850)

Net income	7,428	1,576

These accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GALA GROUP HOLDINGS PUBLIC LIMITED COMPANY

(CURRENTLY GALA GROUP HOLDINGS LIMITED)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Pound Sterling amounts in thousands)

	16 weeks ended
	18 January 2003	19 January 2002
Net cash provided by operating activities	6,350	7,475

Cash flows from investing activities:
Purchase of property and equipment	(12,436)	(9,377)
Proceeds from sale of property and equipment	—	968
Insurance proceeds	—	—
Change in restricted cash	29	19
Net cash used in investing activities	(12,407)	(8,390)

Cash flows from financing activities:
Payments on debt	—	(9,331)

Net cash used in financing activities	—	(9,331)

Net increase in cash and cash equivalents	(6,057)	(10,246)

Cash and cash equivalents, beginning of period	65,393	55,815

Cash and cash equivalents, end of period	59,336	45,569

These accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GALA GROUP HOLDINGS PUBLIC LIMITED COMPANY
(CURRENTLY GALA GROUP HOLDINGS LIMITED)
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
(Pound Sterling amounts in thousands, except for share data)

	Ordinary shares		Additional paid-in capital	Retained earnings	Total shareholders’ equity
	Number of shares	Amount
Balance at 30 September 2002	244,800,010	238,754	9,050	2,946	250,750
Net income	—	—	—	7,428	7,428
Other comprehensive loss:
SFAS 133 reclassification adjustment for gains / losses included in net income, net of tax of £60	—	—	—	141	141
Total comprehensive income	—	—	—	7,569	7,569

Balance at 18 January 2003	244,800,010	238,754	9,050	10,515	258,319

These accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GALA GROUP HOLDINGS PUBLIC LIMITED COMPANY
(CURRENTLY GALA GROUP HOLDINGS LIMITED)
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM
FINANCIAL STATEMENTS

(Pound Sterling amounts in thousands, except for share data)

1                                         Basis of presentation and description of the business

Gala Group Holdings Public Limited Company (“the Company”) (currently Gala Group Holdings Limited), a holding company with no other operations, and its wholly owned subsidiary undertakings are collectively referred to herein as “Gala” or “the Group”.

The Group’s primary business activities are the operation of bingo clubs and casinos in Great Britain as well as a casino in each of Gibraltar and the Isle of Man.  The Group is headquartered in Nottingham, England.

The accompanying financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).  These unaudited financial statements reflect all adjustments, consisting only of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of the information therein.  These unaudited financial statements should be read in conjunction with the financial statements and related notes for the year ended 28 September 2002.

The condensed balance sheet data as of 28 September 2002 was derived from audited financial statements, but does not include all disclosures required by U.S. GAAP.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying financial statements.  Application of these accounting policies involves the exercise of judgement and use of assumptions as to future uncertainties and, as a result, actual results could differ from those estimates.

2                                         Adoption of statement of financial accounting standards 142

We adopted Statement of Financial Accounting Standards (“SFAS”)  142, “Goodwill and Other Intangible Assets”, effective 1 October 2002.  SFAS 142 provides new guidance regarding the recognition and measurement of intangible assets, eliminates the amortisation of certain intangibles and requires annual assessment for impairment of intangible assets that are not subject to amortisation.

We have completed our implementation review of the other intangible assets arising from our prior acquisitions and determined that no impairment charges were required.

The following tables give information regarding our goodwill and other intangible assets as of 18 January 2003.

Carrying amount
Unamortised intangible assets
Licences	284,985

Goodwill	64,079
Trademarks	11,908
75,987

	Gross carrying amount	Accumulated Amortisation	Net carrying amount
Amortised intangible assets
Customer bases	42,455	(5,290)	37,165

The aggregate amortisation expense for the quarter ended 18 January 2003 for those assets that will continue to be amortised under the provisions of SFAS 142 was £615.  Estimated annual amortisation expense for those assets for the years ending 30 September 2003, 2004, 2005, 2006 and 2007 is £2,123 per annum.

With the adoption of SFAS 142, we ceased amortisation of goodwill and other intangible assets (namely licences and trade marks) that were determined to have an indefinite useful life.  The information below depicts our results for the 16 weeks ended 19 January 2002, on a pro forma basis, as if SFAS 142 had been implemented at the beginning of that period.

16 weeks ended 19 January 2002

Reported net income	1,576
Add back: Licence amortisation	4,886
Add back: Goodwill amortisation	1,095
Add back: Trademark amortisation	355
Adjusted net income	7,912

3                                         Recent accounting pronouncements

In December 2002, the Financial Accounting Standards Board issued SFAS 148, “Accounting for Stock-Based Compensation – Transition and Disclosure”. This standard amends SFAS 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS 123 to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation. Finally, SFAS 148 amends APB Opinion No. 28, “Interim Financial Reporting”, to require disclosure about those effects in interim financial information.  SFAS 148 is effective for fiscal years beginning after December 15, 2002.  We are reviewing the provisions of this standard. Its adoption is not expected to have a material effect on the financial statements.

4                                         Inventories

Inventories are comprised of the following:

	18 January 2003	28 September 2002

Consumable stores	1,347	1,226
Finished goods	2,169	2,097
	3,516	3,323

5                                         Debt

Outstanding debt consists of the following:

	18 January 2003	28 September 2002

Facility A Loan	162,638	162,638
Facility B Loan	50,969	50,969
Facility C Loan	50,969	50,969
12% Senior Notes	157,398	157,498
Stakis loan notes	2,754	2,754
	424,728	424,828
Less - current portion	(30,555)	(30,555)
	394,173	394,273

Future maturities of long-term debt

Future maturities of long-term debt for each of the next five years, and thereafter, are £30,555 in the first year, £34,752 in the second year, £37,068 in the third year, £39,386 in the fourth year, £43,231 in the fifth year and £239,736 thereafter.

6                                         Provisions

Provisions have been recorded and utilised as follows:

	Vacant lease costs	Other property provisions	Total

Provisions at 28 September 2002	2,318	2,531	4,849
Utilised	(194)	(159)	(353)
Unwind discount on provision	32	—	32
Provisions at 18 January 2003	2156	2,372	4,528

7                                         Income taxes

The following table reconciles the income tax expense (benefit) at the United Kingdom statutory account rate to that in the financial statements:

	16 weeks ended 18 January 2003	16 weeks ended 19 January 2002

Income tax at statutory rate	3,507	1,928
Effect of non-deductible amortisation	175	2,048
Change in valuation allowance	300	745
Other items	213	129
Income tax expense	4,194	4,850

8                                         Impairment

During the first quarter of 2002, there was a fire at one of the Group’s leasehold bingo clubs.     The fixtures, fittings and equipment belonging to the Group were destroyed.  The Group has therefore recognised in the first quarter of 2002, within depreciation and amortisation, an impairment of £1,407.  The Group was insured for the loss and the resulting loss of profits, and is in the process of agreeing the quantum of such losses with its insurers.  The insurance proceeds will be recognised in the accounts once agreement has been reached with the insurers.  The affected club has been reopened.

9                                         Segments

The operating segments of the Group comprise the bingo and casino divisions.  Three revenue generating activities are present at the majority of the bingo clubs and casinos.  These are gaming, gaming machines and food and beverage and other.  The primary measures of profit reported to and used by the Managing Director on a monthly basis are the revenues of each of these activities and the EBITDA of each division.  There is no asset information reported by segment to the Managing Director.  The bingo clubs and casinos are located in Great Britain with the exception of two casinos located in each of Gibraltar and the Isle of Man.

The segment information is included below:

	16 weeks ended 18 January 2003	16 weeks ended 19 January 2002
Bingo revenues

Gaming	54,106	50,671
Gaming Machines	28,087	26,146
Food and beverage and other	12,197	11,761
	94,390	88,578

Casino revenues

Gaming	35,646	35,766
Gaming Machines	2,360	2,292
Food and beverage and other	4,330	4,078
	42,336	42,136

Consolidated revenues	136,726	130,714

Bingo and Casino Divisional EBITDA
Bingo	29,808	26,487
Casino	9,600	10,227

	39,408	36,714

A reconciliation of Bingo and Casino divisional EBITDA to total consolidated income from operations is as follows:

	16 weeks ended 18 January 2003	16 weeks ended 19 January 2002

Bingo and Casino divisional EBITDA	39,408	36,714
Group general and administrative expenses	5,106	3,987
Review of group strategy and structure	4,125	—
Depreciation and amortisation	7,647	14,269

Income from operations	22,530	18,458

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gala Group Holdings Limited
(Registrant)

Date:	February 28, 2003	By:	/s/ Blair Sinton
(Signature)*
Blair Sinton
Group Finance Director

*            Print the name and title of the signing officer under his signature.